EXHIBIT 99.1

Brookfield Asset Management Announces Dividend Declaration and Reports First Quarter 2020 Results

BROOKFIELD, News, May 14, 2020 (GLOBE NEWSWIRE) -- Brookfield Asset Management Inc. (NYSE: BAM, TSX: BAM.A) today announced financial results for the quarter ended March 31, 2020.

Bruce Flatt, CEO of Brookfield, stated, “Our business performed well in the first quarter despite global issues, showcasing the resiliency of our business model and its ability to withstand periods of disruption. Today, we are in a strong financial position, with $60 billion of available liquidity, ready to be deployed globally as opportunities arise.”

Operating Results

Unaudited For the periods ended March 31 (US$ millions, except per share amounts)	Three Months Ended		Last Twelve Months Ended
	2020	2019	2020	2019
Net (loss) income[1]	$(157)	$1,256	$3,941	$6,889
Per Brookfield share[2,3]	(0.20)	0.39	1.13	2.12
Funds from operations[2,4]	$884	$1,051	$4,022	$4,282
Per Brookfield share[2,3,4]	0.55	0.69	2.57	2.82

1.     Consolidated basis – includes amounts attributable to non-controlling interests.
2.     Excludes amounts attributable to non-controlling interests.
3.     2020 and 2019 per share amounts have been updated to reflect BAM’s three-for-two stock split effective April 1, 2020.
4.     See Basis of Presentation on page 9 and a reconciliation of net (loss) income to FFO on page 6.

Most of our operations continued to generate favorable operating profits, reflecting the essential and durable nature of their services and activities, however these were offset by the impact of non-cash, unrealized adjustments including mark-to-market movements during the last month of the quarter. As a result, we recorded a net loss of $157 million during the quarter. We anticipate many of these changes will reverse as markets recover. Income of $3.9 billion was recorded over the last twelve months (“LTM”). This compares to last year when a number of positive gains were recorded. Net loss and income per share of $0.20 and $1.13 for the respective periods are presented on a post-split basis.

Funds from operations (“FFO”) were $884 million for the quarter and $4.0 billion over the LTM. Fee-related earnings increased by 35% on a quarter-over-quarter basis to $321 million, and 44% over the LTM before performance fees to $1.3 billion. This reflects strong fundraising in our long-term and perpetual private funds, as well as the contribution of fee-related earnings from Oaktree. FFO from invested capital for the quarter decreased from the prior year, primarily as a result of lower mark-to-market gains on financial assets. In addition, certain portfolio companies across our operating segments experienced production slowdowns during the quarter as a result of measures taken to mitigate the spread of Covid-19.

Realized carried interest and disposition gains during the current quarter were lower due to the timing of dispositions being delayed, largely as a result of the current environment. We expect that any planned dispositions and associated realized carried interest initially forecasted to be recognized in the first half of 2020 will be recognized later in 2020 or into 2021. We have no required asset monetizations, and therefore capital recycling initiatives will be done opportunistically on a value basis.

Dividend Declaration

The Board declared a quarterly dividend of US$0.12 per share (representing US$0.48 per annum), payable on June 30, 2020 to shareholders of record as at the close of business on May 29, 2020. On a post-split basis, the quarterly dividend is consistent with the previous quarter’s dividend. The Board also declared the regular monthly and quarterly dividends on its preferred shares.

Operating Highlights

We raised $45 billion of capital from third parties over the last twelve months, including $9 billion in the first quarter of 2020, which, combined with capital assumed on our acquisition of Oaktree, contributed to a 44% growth in fee-related earnings, before performance fees, over the same period.

Assets under management and fee-bearing capital grew over the last twelve months to $519 billion and $264 billion as at March 31, 2020, representing an increase of 42% and 76% from the prior year, respectively. This growth includes the acquisition of a 61% interest in Oaktree Capital Management in September 2019. In addition, fee-bearing capital from our long-term private fund strategies grew by over 30% as we raised significant capital across our strategies and enhanced our distribution capabilities through new channels. During the quarter, we held the final close of our fourth flagship infrastructure fund, which reached a total fund size of $20 billion. Today, our latest flagship real estate, infrastructure and private equity funds are approximately 50% invested or committed, in aggregate. We expect that we will continue to find excellent places to deploy this capital as the current environment begins to stabilize over the coming months and new opportunities are uncovered. Oaktree’s latest distressed debt fund has been actively investing over the recent months and is now approximately 80% invested. We expect that its next fund vintage will hold its initial fundraising close in the coming months.

Growth in our fee-related earnings is attributable to private fund capital raised in our infrastructure and private equity flagship funds, and across our perpetual private fund strategies as noted above. These fees are stable, based primarily on value of initial commitments and not subject to market volatility. In addition, fee-related earnings benefited from increased listed partnership fee revenues over the LTM period, as well as two quarters of fee-related earnings from Oaktree.

We realized $370 million of net realized carried interest into income over the LTM, and our accumulated unrealized carried interest now stands at $3.2 billion.

We realized $12 billion through asset sales across the portfolio over the LTM and we remain focused on recycling capital across the business and returning capital to our investors. During the LTM period we recorded $370 million of net realized carried interest into income, including $59 million during the current quarter. Our unrealized carried interest generation decreased $298 million, before the impact of foreign exchange and costs, during the quarter. For the LTM period, we generated $379 million of carried interest, before the impact of foreign exchange or costs. The impact in the current quarter was not material to our total unrealized carried interest today given the long-term, defensive nature of our investments, with many being critical service assets or businesses that have contracted, leased or regulated cash flows. The long-term nature of our funds also allows us to be patient when seeking to exit investments and crystalize the value creation.

Annualized fee revenues and target carried interest now stand at a run-rate of $5.6 billion.

Annualized fee revenues and annualized fee-related earnings are now $2.8 billion and $1.3 billion, respectively. Gross target carried interest stands at $2.8 billion, or $1.6 billion net of costs, at our share. Growth in both our annualized fee-related earnings and target carried interest is attributable to private fund capital raised in our infrastructure and private equity flagship funds, and across our perpetual private fund strategies, as well as the contribution from our investment in Oaktree.

We generated over $2.8 billion of cash available for distribution and/or reinvestment (“CAFDR”) over the LTM, and as at March 31, 2020, we had $59 billion of available liquidity to deploy into new investments.

As of quarter end, we had uncalled fund commitments of $46 billion, from high credit third-party investors, available for transactions yet to close and new investments. We also had $13 billion of liquidity in the form of cash and financial assets, as well as long-dated, committed undrawn credit facilities, across BAM and our public affiliates. Subsequent to quarter end, we further bolstered our liquidity position by opportunistically accessing the investment grade debt market, raising approximately $1.3 billion of long-term financing across BAM and the public affiliates, which included $750 million at BAM, C$400 million at BIP, and C$350 million at BEP. In addition, we obtained $2 billion in temporary incremental credit facility capacity to be used for new investment opportunities.

Our liquidity is increasingly supplemented by our CAFDR, which is underpinned by perpetual and long-dated fee revenues contracts and stable distributions from our listed affiliates. We generated $751 million of CAFDR during the quarter and $2.8 billion over the LTM, representing increases of 43% and 16% over the prior periods, respectively. Today, we continue to generate over $2.4 billion of annualized CAFDR, before accounting for any carried interest.

We invested $40 billion of capital over the twelve-month period, including $11 billion during the current quarter.

During the quarter, we closed on a number of previously announced transactions, including the acquisition of a 49% interest in BrandSafway within our Private Equity business, and a number of global investments within our Real Estate business. Our Renewable Power business announced a merger agreement to take TerraForm Power private, which we expect to be completed in the second half of 2020.

We deployed $1 billion of capital into the public markets in many ways, including repurchasing shares of BAM and our public affiliates at significant discounts to what we believe their intrinsic value is, as their prices traded down with the general market sell-off. We have also built up toehold positions in a number of companies that we feel, like ours, have been significantly undervalued in the current market environment.

Given the market dislocation, Oaktree has significantly increased its pace of deployment, putting approximately $1.5 billion to work during the quarter within their flagship distressed debt fund, and an additional $4 billion across their other strategies.

Subsequent to quarter end, we have deployed approximately $4 billion of additional capital across our combined businesses.

Management Information Circular

Brookfield has completed the filing of its management information circular (“Circular”) in connection with its upcoming annual shareholders meeting, which will be held on June 12, 2020.

Due to the current environment and consistent with the latest guidance from public health and government authorities, this year’s meeting will be held in a virtual meeting format. Shareholders of Brookfield will require a control number to be able to listen to, participate in and vote at the meeting in real time through a web-based platform instead of attending the meeting in person. The live audio webcast will be accessible at https://web.lumiagm.com/194315325. If your shares are held in the name of an intermediary, you must register online as a proxyholder to receive a control number. Shareholders without a control number will be able to attend the virtual meeting, but will not be able to ask questions or vote at the meeting. See “Q&A on Voting” in the Circular for more information on how to listen, register for and vote at the meeting.

As previously announced, Howard Marks, Co-Chairman of Oaktree, joined the Board on February 13, 2020 and is standing for election for the first time. Since co-founding Oaktree in 1995, Mr. Marks has been responsible for ensuring Oaktree’s adherence to its core investment philosophy; communicating closely with clients concerning products and strategies; and contributing his experience to big-picture decisions relating to investments and corporate direction.

Janice Fukakusa is also being presented as a new director nominee. Ms. Fukakusa is the former Chief Administrative Officer and Chief Financial Officer of the Royal Bank of Canada, positions she held for approximately 10 years, after having served in various other positions with RBC. Currently, she is the Chancellor of Ryerson University and serves on various boards of directors for corporate and not-for-profit organizations.

The Circular also describes the ownership of the Class B Limited Voting Shares (“Class B shares”) of the company that, for close to 50 years, have been held by executives of the Corporation in partnership with one another (the “Partnership”). The Partnership has today agreed to refine the ownership structure of the Class B shares by placing stewardship of the Class B shares with a trust that is controlled by a number of longstanding members of the Partnership, which is designed to further reinforce the long-term stability of ownership of these shares. While there is no material impact on any workings of the Partnership, the Partnership is nonetheless required to announce the transfer of all 85,120 Class B shares and file an Early Warning Report, which can be obtained from the SEDAR profile of Brookfield at www.sedar.com. Completion of these arrangements is subject to customary consents and regulatory approvals being obtained. The head office of the BAM Voting Trust is located at 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3. For further information, please contact Kathy Sarpash, Secretary of BAM Voting Trustee Inc. at (416) 363-9491 or kathy.sarpash@brookfield.com.

CONSOLIDATED BALANCE SHEETS

Unaudited (US$ millions)		March 31		December 31
		2020		2019
Assets
Cash and cash equivalents		$9,868		$6,778
Other financial assets		11,206		12,468
Accounts receivable and other		19,356		21,971
Inventory		9,719		10,272
Equity accounted investments		39,747		40,698
Investment properties		95,479		96,686
Property, plant and equipment		85,143		89,264
Intangible assets		25,151		27,710
Goodwill		13,338		14,550
Deferred income tax assets		3,576		3,572
Total Assets		$312,583		$323,969

Liabilities and Equity
Corporate borrowings		$7,235		$7,083

Accounts payable and other		40,808		44,767
Non-recourse borrowings in entities that we manage		133,760		136,292
Subsidiary equity obligations		4,158		4,132
Deferred income tax liabilities		14,175		14,849

Equity
Preferred equity	$4,145		$4,145
Non-controlling interests in net assets	79,637		81,833
Common equity	28,665	112,447	30,868	116,846
Total Liabilities and Equity		$312,583		$323,969

CONSOLIDATED STATEMENTS OF OPERATIONS

Unaudited For the periods ended March 31 (US$ millions, except per share amounts)	Three Months Ended
	2020	2019
Revenues	$16,586	$15,208
Direct costs	(12,709)	(11,585)
Other income and gains	241	32
Equity accounted (loss) income	(212)	344
Expenses
Interest	(1,852)	(1,616)
Corporate costs	(24)	(26)
Fair value changes	(414)	169
Depreciation and amortization	(1,409)	(1,034)
Income tax	(364)	(236)
Net (loss) income	$(157)	$1,256

Net (loss) income attributable to:
Brookfield shareholders	$(293)	$615
Non-controlling interests	136	641
	$(157)	$1,256

Net (loss) income per share[1]
Diluted	$(0.20)	$0.39
Basic	(0.20)	0.39

1.      Adjusted to reflect the three-for-two stock split effective April 1, 2020.

SUMMARIZED FINANCIAL RESULTS

RECONCILIATION OF NET (LOSS) INCOME TO FUNDS FROM OPERATIONS

Unaudited For the periods ended March 31 (US$ millions)	Three Months Ended		Last Twelve Months Ended
	2020	2019	2020	2019
Net (loss) income	$(157)	$1,256	$3,941	$6,889
Realized disposition gains in fair value changes or prior periods	93	232	482	1,257
Non-controlling interests	(1,981)	(1,602)	(7,540)	(6,155)
Financial statement components not included in FFO
Equity accounted fair value changes and other non-FFO items	938	251	830	1,202
Fair value changes	414	(169)	1,414	(1,391)
Depreciation and amortization	1,409	1,034	5,251	3,466
Deferred income taxes	168	49	(356)	(986)
Funds from operations[1,2]	$884	$1,051	$4,022	$4,282

SEGMENT FUNDS FROM OPERATIONS

Unaudited For the periods ended March 31 (US$ millions, except per share amounts)	Three Months Ended		Last Twelve Months Ended
	2020	2019	2020	2019
Asset management	$380	$323	$1,654	$1,277
Real estate	219	250	1,154	1,597
Renewable power	66	154	245	382
Infrastructure	137	194	407	455
Private equity	165	175	834	916
Residential	(9)	(22)	138	60
Corporate	(74)	(23)	(410)	(405)
Funds from operations[1,2]	$884	$1,051	$4,022	$4,282
Per share[3,4]	$0.55	$0.69	$2.57	$2.82
  Non-IFRS measure – see Basis of Presentation on page 9.
  Excludes amounts attributable to non-controlling interests.
  Adjusted to reflect the three-for-two stock split effective April 1, 2020.
  Per share amounts are inclusive of dilutive effect of mandatorily redeemable preferred shares held in a consolidated subsidiary.

EARNINGS PER SHARE

Unaudited For the periods ended March 31 (US$ millions, except per share amounts)	Three Months Ended		Last Twelve Months Ended
	2020	2019	2020	2019
Net (loss) income	$(157)	$1,256	$3,941	$6,889
Non-controlling interests	(136)	(641)	(2,042)	(3,547)
Net (loss) income attributable to shareholders	(293)	615	1,899	3,342
Preferred share dividends	(35)	(37)	(150)	(150)
Dilutive effect of conversion of subsidiary preferred shares	19	(13)	(42)	(85)
Net (loss) income available to common shareholders	$(309)	$565	$1,707	$3,107

Weighted average shares[1]	1,511.6	1,433.0	1,475.4	1,435.4
Dilutive effect of the conversion of options and escrowed shares using treasury stock method[1,2]	—	29.6	30.1	28.3
Shares and share equivalents[1]	1,511.6	1,462.6	1,505.5	1,463.7

Diluted earnings per share[1,3]	$(0.20)	$0.39	$1.13	$2.12
  Adjusted to reflect the three-for-two stock split effective April 1, 2020.
  Includes management share option plan and escrowed stock plan.
  Per share amounts are inclusive of dilutive effect of mandatorily redeemable preferred shares held in a consolidated subsidiary.

CASH AVAILABLE FOR DISTRIBUTION AND/OR REINVESTMENT

Unaudited For the periods ended March 31 (US$ millions)	Three Months Ended		Last Twelve Months Ended
	2020	2019	2020	2019
Fee-related earnings[1], excluding performance fees	$286	$238	$1,217	$889
Our share of Oaktree’s distributable earnings	55	—	97	—
Distributions from investments	562	383	1,777	1,691
Other invested capital earnings
Corporate interest expense	(89)	(87)	(350)	(332)
Corporate costs and taxes	(37)	(37)	(135)	(163)
Other wholly owned investments	(46)	(39)	(43)	40
	(172)	(163)	(528)	(455)
Preferred share dividends	(35)	(37)	(150)	(150)
Add back: equity-based compensation	25	21	91	82
Cash available for distribution and/or reinvestment before carried interest and performance fees	721	442	2,504	2,057
Realized carried interest, net, excluding Oaktree[1,2]	30	85	331	253
Performance fees	—	—	—	135
Cash available for distribution and/or reinvestment	$751	$527	$2,835	$2,445
  Excludes our share of Oaktree’s fee-related earnings and carried interest.
  Non-IFRS measure – see Basis of Presentation on page 9.

Additional Information

The Letter to Shareholders and the company’s Supplemental Information for the three months ended March 31, 2020, contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s website.

The statements contained herein are based primarily on information that has been extracted from our financial statements for the quarter ended March 31, 2020, which have been prepared using IFRS, as issued by the IASB. The amounts have not been audited by Brookfield’s external auditor.

Brookfield’s Board of Directors have reviewed and approved this document, including the summarized unaudited consolidated financial statements prior to its release.

Information on our dividends can be found on our website under Stock & Distributions/Distribution History.

Quarterly Earnings Call Details

Investors, analysts and other interested parties can access Brookfield Asset Management’s 2020 First Quarter Results as well as the Shareholders’ Letter and Supplemental Information on Brookfield’s website under the Reports & Filings section at www.brookfield.com.

To participate in the Conference Call, please dial 1-866-688-9425 toll free in North America, or for overseas calls please dial 1-409-216-0815 (Conference ID: 9243049) at approximately 10:50 a.m. EST. The Conference Call will also be Webcast live at www.brookfield.com under Brookfield Asset Management/Events and Presentations. For those unable to participate in the Conference Call, the telephone replay will be archived and available until midnight May 21, 2020. To access this rebroadcast, please call 1-855-859-2056 or 1-404-537-3406 (Conference ID: 9243049).

Brookfield Asset Management Inc. is a leading global alternative asset manager with over $515 billion of assets under management across real estate, infrastructure, renewable power, private equity and credit. Brookfield owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to investors around the world—including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. Brookfield Asset Management is listed on the New York and Toronto stock exchanges under the symbol BAM and BAM.A respectively. For more information, please visit our website at www.brookfield.com.

Please note that Brookfield’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR and can also be found in the investor section of its website at www.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at www.brookfield.com or contact:

Communications & Media: Claire Holland Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investor Relations Linda Northwood Tel: (416) 359-8647 Email: linda.northwood@brookfield.com

Basis of Presentation

This news release and accompanying financial statements are based on International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), unless otherwise noted.

We make reference to Funds from Operations (“FFO”). We define FFO as net income attributable to shareholders prior to fair value changes, depreciation and amortization, and deferred income taxes, and include realized disposition gains that are not recorded in net income as determined under IFRS. FFO also includes the company’s share of equity accounted investments’ FFO on a fully diluted basis. FFO consists of the following components:

  FFO from Operating Activities represents the company’s share of revenues less direct costs and interest expenses; excludes realized carried interest and disposition gains, fair value changes, depreciation and amortization and deferred income taxes; and includes our proportionate share of FFO from operating activities recorded by equity accounted investments on a fully diluted basis. We present this measure as we believe it assists in describing our results and variances within FFO.

  Realized Carried Interest represents our contractual share of investment gains generated within a private fund after considering our clients minimum return requirements. Realized carried interest is determined on third-party capital that is no longer subject to future investment performance.

  Realized Disposition Gains are included in FFO because we consider the purchase and sale of assets to be a normal part of the company’s business. Realized disposition gains include gains and losses recorded in net income and equity in the current period, and are adjusted to include fair value changes and revaluation surplus balances recorded in prior periods which were not included in prior period FFO.

We use FFO to assess our operating results and the value of Brookfield’s business and believe that many shareholders and analysts also find this measure of value to them.

We note that FFO, its components, and its per share equivalent are non-IFRS measures which do not have any standard meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers and entities.

We make reference to Invested Capital. Invested Capital is defined as the amount of common equity in our segments and underlying businesses within the segments.

We make reference to Cash available for distribution and/or reinvestment, which is referring to the sum of our Asset Management segment FFO and distributions received from our ownership of investments, net of Corporate activities FFO, equity-based compensation and preferred share dividends. This provides insight into earnings received by the corporation that are available for distribution to common shareholders or to be reinvested into the business.

We provide additional information on key terms and non-IFRS measures in our filings available at www.brookfield.com.

Notice to Readers

Brookfield is not making any offer or invitation of any kind by communication of this news release and under no circumstance is it to be construed as a prospectus or an advertisement.

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, and, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements which reflect management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.” In particular, the forward-looking statements contained in this News Release include statements referring to the impact Covid-19 may have on the market, economic conditions, or our business; the future state of the economy and the securities market; expected financial performance of the business; and expected future dispositions and associated realized carried interest.

Where this news release refers to “target carried interest” it is based on an assumption that existing funds meet their target gross returns. Target gross returns are typically ~20% for opportunistic funds; 10% to 15% for value add, credit and core funds. Fee terms vary by investment strategy and may change over time.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) investment returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business including as a result of Covid-19; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, such as earthquakes, hurricanes and epidemics/pandemics; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within our asset management operations; (xxiv) risks specific to our business segments including our real estate, renewable power, infrastructure, private equity, and residential development activities; and (xxv) factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect its results. Investors and other readers are urged to consider the foregoing risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking information and are cautioned not to place undue reliance on such forward-looking information. Except as required by law, the corporation undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Past performance is not indicative nor a guarantee of future results. There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to the historic investments discussed herein (because of economic conditions, the availability of investment opportunities or otherwise), that targeted returns, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved.

Target returns set forth in this news release are for illustrative and informational purposes only and have been presented based on various assumptions made by Brookfield in relation to the investment strategies being pursued by the funds, any of which may prove to be incorrect. There can be no assurance that targeted returns will be achieved. Due to various risks, uncertainties and changes (including changes in economic, operational, political or other circumstances) beyond Brookfield’s control, the actual performance of the funds and the business could differ materially from the target returns set forth herein. In addition, industry experts may disagree with the assumptions used in presenting the target returns. No assurance, representation or warranty is made by any person that the target returns will be achieved, and undue reliance should not be put on them. Prior performance is not indicative of future results and there can be no guarantee that the funds will achieve the target returns or be able to avoid losses.

Certain of the information contained herein is based on or derived from information provided by independent third-party sources. While Brookfield believes that such information is accurate as of the date it was produced and that the sources from which such information has been obtained are reliable, Brookfield makes no representation or warranty, express or implied, with respect to the accuracy, reasonableness or completeness of any of the information or the assumptions on which such information is based, contained herein, including but not limited to, information obtained from third parties.